Exhibit 99.2

Interim Report

1st Quarter 2003

Overview

Dear shareholder

The positive trends seen last year have continued in the first quarter of this year. Sales of the continued operations increased in local currencies by 11% to CHF 318 million (-1% in CHF). This was primarily attributable to the growth of the reconstructive implant business in North America and Japan with growth rates in local currency of 24% and 27% respectively.

Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) increased in local currencies by 7% to CHF 80 million (-3% in CHF). Higher insurance premiums and marketing expenses related to product introductions in the spine segment offset measures taken to improve the margin, resulting in a EBITDA margin of 25.3% (prior year 25.9%).

Net income increased currency adjusted by 15% to CHF 44 million. The gain on the divestiture of the heart valve business contributed CHF 18 million.

With the close of the sale of the heart valve business to SNIA Spa on January 21, 2003 the divestiture of the Cardiovascular Division was successfully concluded. The cash proceeds from this sale were fully used to reduce the credit facilities.

On March 20, 2003 Centerpulse announced to combine its business with Smith & Nephew to create a leading global orthopedics company. The Board unanimously recommends to the shareholders acceptance of the offer.

Results 1st quarter 2003 (unaudited, in millions CHF)

			Change in%
Overview	Jan.-Mar. 2003	Jan.-Mar. 2002	In CHF	In local currencies

Net Sales	318	321	-1%	11%
EBITDA(1)	80	83	-3%	7%
Net Income(2)	44	44	1%	15%

EBITDA as percentage of net sales(1)	25.3%	25.9%
Net Income as percentage of net sales	13.9%	13.6%

Foreign Exchange Rates	Average rates in CHF		Closing date rates in CHF
	Jan.-Mar. 2003	Jan.-Mar. 2002	Mar. 31, 2003	Dec. 31, 2002
1 USD	1.37	1.68	1.38	1.39
1 GBP	2.19	2.41	2.15	2.23
1 EUR	1.46	1.47	1.48	1.45

(1)    EBITDA = Earnings before interest, taxes, depreciation, goodwill amortization and exceptional items.

(2)    Including discontinued operations.

Group result

Sales of continued operations increased in local currencies by 11% to CHF 318 million (-1% in CHF). Exchange rate effects, in particular the weakening US Dollar to the Swiss Franc have led to a decrease of the sales in CHF.

Gross Profit was CHF 214 million (prior year CHF 218 million), a decrease of 2%. Currency adjusted this figure improved by 9%. The Gross Margin decreased to 67.3% (prior year 67.9%). Various measurements to improve the gross profit were offset by higher insurance cost. The sales, general and administrative expenses and research and development cost remained on last years levels.

The earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) was CHF 80 million (prior year CHF 83 million), a reduction of 3%. In local currencies the EBITDA increased by 7%. The EBITDA margin decreased from 25.9% to 25.3%.

Operating income increased by 24% and was CHF 73 million (prior year CHF 59 milion). In local currencies the increase was 38%. Operating income includes a gain of CHF 18 million on the sale of the heart valve business.

The financial expense of CHF 9 million (prior year CHF 1 million) was primarily attributable to interest expenses of the loan facilities for the settlement agreement.

Other non-operating expense of CHF 5 Mio (prior year CHF 0 million) are provisions for cost to come for legal and financial consulting services related to the planned merger of Smith & Nephew and Centerpulse.

Net income was unchanged to prior year at CHF 44 million. In local currencies the increase amounted to 15%.

Cash Flow from operations was CHF -2 million (prior year CHF -2 million), no change from last year. Cash Flow from operations is negatively impacted by the use of CHF 18 million of the provisions with regards to the hip and knee implant litigation. The inventory levels remained satisfactory due to the measures taken, however trade accounts receivables increased overpro-portionally due to seasonal effects.

Cash Flow from investing activities was CHF 80 million (prior year CHF -34 milion). This was primarily due to the favourable impact of the heart valve business sale.

Cash Flow from financing activities was CHF -115 million (prior year CHF 4 million). The credit facilities was partially paid back in the reporting period.

Cash and cash equivalents were CHF 153 million per end of March 2003 (CHF 194 million per end of December 2002).

The shareholders’ equity including minority holdings was CHF 1323 million (end of December 2002 CHF 1278 million). Equity in percent of total assets was further increased from 55% to 60%. The subordinated loan of USD 36 million, which was part of the price for the heart valve business led to a significant increase of other receivables and prepaid expenses.

Sales Centerpulse Group (unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	157	135	29	321
1st quarter 2003	162	127	29	318
Growth rate in %
In CHF	3	-5	-1	-1
In local currencies	7	16	11	11

Divisions

Orthopedics Division

The Orthopedics Division increased sales by 2% to CHF 247 million (prior year CHF 242 million). In local currencies the growth was 12%, which is in line with the estimated market growth. Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) increased from CHF 74 million to CHF 76 million, which is an increase of the margin from 30.4% to 31.2%. This positive result was achieved by leveraging sales with a stable cost base. Operating income was also increased to CHF 65 million (prior year 61 million).

Sales Orthopedics Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	146	74	22	242
1st quarter 2003	149	74	24	247
Growth rate in%
In CHF	2	1	5	2
In local currencies	6	24	14	12

Sales growth in North America further accelerated in the first quarter and reached 24% in local currency. The primary drivers continue to be the Natural Knee™ system and the highly cross-linked polyethylene Durasul® components. Minimally Invasive surgeries becomes more and more important in the US. This trend was addressed with the introduction of various instruments and surgery techniques for hip implants, the CARE™-MIS-program (Comprehensive Accelerated Recovery Experience) and the Bio Skills Learning Lab.

In Europe sales growth was 2% in CHF and 6% in local currencies. Outstanding is the growth in the home market Switzerland with 13%. Furthermore, the UK, Spain and the Netherlands have contributed strongly to this growth. In the main markets Germany, France and Italy growth has somewhat slowed down. This is a result of our focus on improving working capital and on profitable growth. In particular in Germany and Italy the price pressure continues. Positive is the trend in Belgium where sales growth of 16% in local currency reflect the various measures taken. The European-designed knee system Innex™ continues to grow strongly. A milestone in the history of the company was reached on March 19, 2003. In Munich, Germany, the 1000000st Muller straight stem was implanted.

In Japan sales growth in local currency was 27%. Increased focus and the introduction of new products, designed and built especially for the Japanese market, continue to fuel growth.

Spine-Tech Division

Sales of the Spine-Tech Division were CHF 41 million, an increase of 2% in local currencies (-14% in CHF). Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) went from CHF 13 million to CHF 7 million. The margin decreased from 27.4% to 16.3%. Operating income was CHF -3 million (prior year CHF 1 million). The higher cost is primarily attributable to marketing expenses related to product introductions and inventory obsolescence adjustments.

Sales Spine-Tech Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	4	42	2	48
1st quarter 2003	5	35	1	41
Growth rate in %
In CHF	13	-17	-31	-14
In local currencies	18	2	-29	2

The ST-360º™ thoracolumbar pedicle screw system, introduced in the reporting period, the BP™ Lordotic* cage and the Trinica™*-cervical plates were the most important sales drivers in the spine business in the US. The cage market continues to decline thereby negatively impacting our BAK™/L* product line. In the segment of lumbar fixation systems the market demand has strongly shifted to “inne” systems. This resulted in less demand for the Silhouette pedicle screw system. Management has taken measures and signed a distribution agreement for Optima™, a pedicle screw system of U&I, a Korean company. Spine-Tech intends to launch this product by the third quarter. A new cage generation product, the BAK™/Vista*, is pending regulatory approval. Spine-Tech anticipates receiving this approval in the second quarter 2003.

*please see note on last cover page

In the first quarter we reorganised the spine business in Europe and Dr. Thomas Zehnder was appointed to President Spine-Tech Europe/Rest of World. In Europe Dynesys® continues to be the primary sales and growth driver. In the meantime there were over 8000 implants used since the product’s introduction in Europe. In the first quarter we also reported the first Dynesys® implantation in the US as part of a clinical study.

Dental Division

Sales of the Dental Division were CHF 30 million (prior year CHF 31 million). Growth in local currencies was 15% (-3% in CHF), which is above the estimated market growth. Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) remained unchanged at CHF 5 million, resulting in a margin of 16.3% (prior year 16.4%). Cost related to the new direct sales organi-sation in Spain was the primary reason for this reduction. Operating income was CHF 2 million (unchanged from prior year).

Sales Dental Division

(unaudited, in millions CHF)

	Europe	North America	Rest of World	Total
1st quarter 2002	7	19	5	31
1st quarter 2003	8	18	4	30
Growth rate in %
In CHF	9	-4	-17	-3
In local currencies	15	17	11	15

Sales growth in North America in local currency was 17% and is above the estimated market growth. Below expectations is growth in Germany and Israel. Israel is one of our key countries where the devaluation of the currency and the conflict in Iraq have led to a reduction of demand. The presence in Europe was strenghtened with the creation of a subsidiary in Spain.

Primary drivers for sales growth were the Tapered Screw Vent™ and Tapered Swiss Plus™ product lines as well as the Puros™ bone grafting material.

Outlook

As stated in March we confirm our objectives to a least grow with the market in all core markets.

In the Orthopedics Division we expect to maintain our leadership in Europe and to generate solid growth in the US and Japan. In the Spine-Tech Division we expect the new product introductions such as the BAK™* Vista cage and Dynesys®, the stabilisation system, to enhance sales growth. In Dental we expect solid growth in the major markets.

*please see note on last cover page

On March 20, 2003 the Boards of Smith&Nephew and Centerpulse announced their intention to combine both organisations to a leading global orthopedics company. The public tender offer for all outstanding shares of Centerpulse was published on April 25, 2003. The offer period lasts until June 24, 2003. The settlement of the transaction is expected for July 25.

Max Link

CEO and Chairman of the Board

Consolidated Income Statement

(unaudited; in millions CHF, except share/ADS data)

	Notes	Three months January - March
		2003	2002 restated1)
Net Sales	2	318	321
Cost of Sales		-104	-103

Gross Profit		214	218

Selling, general and administrative expense		-131	-133
Research and development expense		-19	-19
Other operating income/expense		1	0
Goodwill amortization		-10	-11
Exceptional operating items		0	0
Operating income from discontinued operations	3	0	4
Gain on sale of discontinued operations	5	18	0

Operating income	2	73	59

Financial income/expense		-9	-1
Other non-operating income/expense		-5	0
Income before taxes		59	58
Taxes		-14	-14
Income before minority interests		45	44
Minority interests		-1	0
Net Income		44	44

Basic earnings per share		3.72	4.42
Basic earnings per ADS		0.37	0.44
Diluted earnings per share		3.71	4.41
Diluted earnings per ADS		0.37	0.44

Number of shares outstanding (‘000s)		11825	9945

(1)    Restated to segregate operating income and expenses of the discontinued operations from continuing operations.

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

(unaudited; in millions CHF)

			December 31
		March 31	2002
	Notes	2003	restated1)
Assets
Intangible assets		562	577
Property, plant and equipment		184	183
Investments and other financial assets		59	70
Deferred income taxes		537	529
Non-current assets of discontinued operations	3	0	56
Total non-current assets		1342	1415

Inventories		306	317
Trade accounts receivables		306	266
Other accounts receivable and prepaid expenses		113	73
Cash and cash equivalents		153	194
Current assets of discontinued operations	3	0	73
Total current assets		878	923
Total assets		2220	2338

Equity and liabilities
Shareholders’ equity		1314	1270
Minority interests		9	8

Liabilities
Non-current borrowings	7	353	477
Deferred income taxes		18	19
Non-current provisions		159	159
Other non-current liabilities		1	2
Non-current liabilities of discontinued operations	3	0	12
Total non-current liabilities		531	669

Current borrowings		72	70
Current provisions	6	82	89
Trade accounts payable		52	59
Other current and accrued liabilities		160	156
Current liabilities of discontinued operations	3	0	17
Total current liabilities		366	391

Total liabilities		897	1060

Total equity and liabilities		2220	2338

(1)    Restated to segregate assets and liabilities of the discontinued operations from continuing operations

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited; in millions CHF)

	Share Capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury Stock	Total
December 31, 2001	300	769	-427	158	-16	784
Increase in treasury stock	0	0	0	0	0	0
Options exercised	0	0	0	0	0	0
Net income	0	0	44	0	0	44
Currency translation adjustments	0	0	0	-1	0	-1
Comprehensive income(1)	0	0	44	-1	0	43
March 31, 2002	300	769	-383	157	-16	827

December 31, 2002	356	954	-90	67	-17	1270
Increase in treasury stock	0	0	0	0	1	1
Options exercised	1	3	0	0	0	4
Net Income	0	0	44	0	0	44
Currency translation adjustments	0	0	0	-5	0	-5
Comprehensive income(1)	0	0	44	-5	0	39
March 31, 2003	357	957	-46	62	-16	1314

(1)    Comprehensive income includes changes in equity, other than those arising from investment by owners, distributions to owners.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

(unaudited; in millions CHF)

	Three months January - March
	2003	2002 restated(1)
Net income	45	43
Minority interests	1	0
Gain on sale of discontinued operations	-18	0
Depreciation and amortization	24	28
Change in provisions	-5	-38
Change in net current assets and long-term receivables	-52	-31
Other non-cash items, net	-2	-2
Operating cash flow from discontinued operations	5	-2
Cash flow from operating activities	-2	-2

Purchase/sale of intangible assets	0	-2
Purchase/sale of tangible assets	-12	-20
Acquisitions including minority investments	-1	-16
Proceeds from divestitures	93	0
Purchase/sale of long-term financial assets	1	3
Cash flow from investing activities from discontinued operations	-1	1
Cash flow from investing activities	80	-34

Proceeds from issuance of share capital	4	0
Change in treasury stock	1	0
Change in borrowings	-120	4
Dividends	0	0
Cash flow from financing activities from discontinued operations	0	0
Cash flow from financing activities	-115	4

Net effect of currency translation on cash and cash equivalents	-9	0
Change in cash and cash equivalents	-46	-32

Cash and cash equivalents at end of prior period	199	156
Cash and cash equivalents at end of period	153	124

The discontinued operations paid out CHF 85 million dividends to the group in 2003 and CHF 7 million in 2002.

(1)    Restated to segregate cash flow from operations, investing and financing activities of the discontinued operations from continuing operations.

The accompanying notes are an integral part of these financial statements.

Notes to the consolidated Financial Statements

1.               Accounting policies

These consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002.

The business of Centerpulse faces a moderate level of seasonality. Due to the holiday season in Europe during the third quarter, the period July to September is typically the weakest within the year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The consolidated financial statements should be read in conjunction with Centerpulse’s 2002 annual consolidated financial statements.

2.               Segment information

In 2002 the Group changed its reporting structure from two segments to four segments. Since the change the Group’s business has been managed on a worldwide basis and structured into four operating segments. The Orthopedics Division develops, manufactures and distributes hip, knee and other orthopedic implants. The Spine-Tech Division develops and distributes spinal implants. The Dental Division develops, manufactures and distributes dental implants.

Discontinued operations consist of the Cardiovascular Division, which develops, manufactures and distributes heart valves including repair products, vascular grafts and stents. The sale of the Cardiovascular Division has been completed on January 21, 2003.

Subsequent to this divestment the company comprises of the three remaining global businesses (Orthopedics, Spine-Tech and Dental).

The Group’s further operating activities consist of biologic activities and Group management, including the costs of holding, financing and managing Centerpulse.

Segment Information (unaudited; in millions CHF)

	Orthopedics Division	Spine-Tech Division	Dental Division	Biologics and Group Mgt.	Discontinued Operations	Total
Three months ended March 31, 2002

Sales	242	48	31	0	—	321
Operating income/loss	61	1	2	-9	4	59
Deprecation and amortization	13	12	3	0	5	33

Three months ended March 31, 2003

Sales	247	41	30	0	—	318
Operating income/loss	65	-3	2	-8	17	73
Depreciation and amortization	11	10	3	0	1	25

Sales of discontinued operations was CHF 7 million in 2003 and CHF 65 million in 2002.

3.               Discontinued operations

On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division and to focus on its core businesses orthopedics, spine and dental. On November 7, 2002, the Group announced the closing of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group. On November 18, 2002, the Group announced the closing of the sale of Vascutek Ltd. to Terumo Corporation of Japan. On January 21, 2003, the Group announced the closing of the sale of Carbomedics, Inc. and Mitroflow Corp. to Italian medical device company Snia S.p.A. With the sale of Carbomedics and Mitroflow the divestiture of the Cardiovascular Division was completed.

The impact of the business divested in January 2003 on the consolidated financial statements was as follows: Sales CHF 7 million, Operating income CHF 0 million, Taxes CHF 1 million, Assets CHF 92 million, thereof Cash 1 million, Liabilities CHF 26 million.

4.               Acquisitions

In January 2003 the Dental Division has set up a new direct sales operation in Spain. The two former distributors for Dental in Spain, Guidance Dental S.L. and Miladental S.A., have been merged into the new company Center-pulse Dental Ibérica S.L. For this purpose the Group acquired Guidance Dental for a purchase price consideration of EUR 1.4 million and integrated Miladental into the new company.

Total assets acquired amounted to EUR 0.8 million, thereof cash EUR 0.04 million, and total liabilities amounted to EUR 0.7 million.

The effect on sales from the acquisition is not material.

No acquisitions took place in the 1st quarter 2002.

5.               Gain on sale of discontinued operations

The pre-tax gain on the sale of the Cardiac Care business in January 2003 amounts to CHF 18 million. The USD 36 million subordinated loan which was part of the purchase price remains in the balance sheet in “Other accounts receivable and prepaid expenses”.

6.               Provisions

No major change in provisions were booked in the 1st quarter 2003 with the exception of CHF 18 million provisions used in the context of the US implant litigation as well as CHF 5 million additional provisions for cost to come for legal and financial consulting services related to the planned merger of Smith&Nephew and Centerpulse.

7.               Senior Credit Facility / Non-current borrowings

The Senior Credit Facility of USD 331 million as per December 31, 2002 has since been paid down to USD 250 million as per March 31, 2003. The instal-ments were primarily funded by the cash proceeds from the disposal of Carbomedics and Mitroflow in January 2003. Non-current borrowings have been reduced accordingly in the 1st quarter of 2003 to CHF 353 million from 477 million at the end of 2002.

8.               Subsequent events

On March 20, 2003 the Boards of Smith&Nephew and Centerpulse announced their intention to combine both organisations to a leading global orthopedics company. The public tender offer for all outstanding shares of Centerpulse was published on April 25 2003. The offer period lasts until June 24 2003. The settlement of the transaction is expected for July 25.

The «Safe Harbor» Statement

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial condition, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

1. The TRINICA™ Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: US Patents 6,193,721, 6,398,783, 6,416,528, 6,454,771 and D449,692; and pending US and international patent applications.

2. The BP™/Lordotic, BAK™, Proximity™, BP™, POLAR™ and BAK/C® implants and the methods and instrumentation for implanting the same are licensed under and protected by one or more of the following: US Patents 5,015,247, 5,484,437, 5,741,253, 6,096,038, 6,080,155, and 6,270,498, and related international patents issued to GARY KARLIN MICHELSON, M.D.; Centerpulse Spine-Tech Inc. US Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; US Patents 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending US and international patent applications.

Centerpulse Ltd.
CH-8050 Zurich

Phone +41 1 306 96 96
Fax +41 1 306 96 97
www.centerpulse.com

Investor Relations
Phone +41 1 306 98 25
Fax +41 1 306 98 31
investor-relations@centerpulse.com

This report is published in German and English